September 28, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Organizational and Personnel Changes (Filed on September 25, 2006)
2. Notice of Appointment of Representative Director and Chairman (Filed on September 25, 2006)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
Director

SN-2006-13

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507 (Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

提出日	ﾘﾌｧﾚﾝｽ No		Subject
9/28	SN-2006-13	①	Notice of Organizational and Personnel Changes (Filed on September 25, 2006) （組織変更及び人事異動に関するお知らせ）
		②	Notice of Appointment of Representative Director and Chairman (Filed on September 25, 2006) （代表取締役会長就任に関するお知らせ）
9/8	SN-2006-12	①	Notice of Acquisition of Shares of Net it works, Inc. (Filed on September 7, 2006) （ネットイットワークス株式会社の株式取得に関するお知らせ）
8/1	SN-2006-11	①	Brief Announcement of Consolidated Financial Statement and Results for the Third Quarter of the Fiscal Year Ending September 30, 2006 (filed on August 1, 2006)
		②	Notice of Changes in Name of Subsidiary (filed on August 1, 2006)
7/11	SN-2006-10	①	Changes in Name and Pres/Rep Director of Subsidiary (filed on July 10, 2006) (子会社の商号ならびに代表取締役社長の変更に関するお知らせ)
6/12	SN-2006-9	①	Notice of Change in Subsidiaries (New Equity Acquisition) (filed on June 12, 2006) (子会社の異動(株式の取得)に関するお知らせ)
5/11	SN-2006-8	①	Brief Announcement of Consolidated Financial Results for the First Half of th Fiscal Year Ending September 30, 2006 (filed on May 8, 2006) (2006 年　9 月期　中間決算短信)
		②	(Correction) Fullcast partially revises previously announced consolidated financi statement and results for the first quarter of the fiscal year ending September 3(2006 (filed on May 8, 2006) (2006 年　9 月期　第 1 四半期財務・業績の概況（連結）の一部訂正について)

4/25	SN-2006-7	①	Notice of Determination of Excerice Price of the Stock Options (filed on April 25, 2006) (ストックオプション(新株予約権)の行使価額等決定に関するお知らせ)
		②	Notice of Personnel Changes (filed on April 24, 2006) (人事異動に関するお知らせ)
		③	Notice of Allotment of the Stock Options (filed on April 17, 2006) (ストックオプション(新株予約権)の割当に関するお知らせ)
4/6	SN-2006-6	①	Notice of Establishment of a Joint Venture (filed on March 31, 2006) (合弁会社の設立に関するお知らせ)
3/29	SN-2006-5	①	Notice of Organizational and Personnel Changes (filed on March 27, 2006) (組織変更及び人事異動に関するお知らせ)
3/24	SN-2006-4	①	Notice of Change in Subsidiary (acquisition of stock) (filed on March 22, 2006) (子会社の異動(株式の取得)に関するお知らせ)
3/3	SN-2006-3	①	Notice of Change in Subsidiary (transfer of shares) (filed on February 27, 2006) (子会社の異動(株式の譲渡)に関するお知らせ)
2/16	SN-2006-2	①	Brief Announcement of Consolidated Financial Statement and Results for th First Quarter of the Fiscal Year Ending September 30, 2006 (filed on February 6, 2006) (平成 18 年 9月期 第 1 四半期財務・業績の概況 (連結))
1/26	SN-2006-1	①	Notice of Termination of Preparations for Establishing a Bank (filed on Januar 23, 2006) (銀行設立準備の中止に関するお知らせ)
		②	Annual Report 2006

12/28	SN-2005-9	①	Notice of Resolution of the 13th Annual General Meeting of Shareholders (filed o December 21, 2005) （第 13 期提示株主総会決議通知ご通知）
		②	Notice of the 13th Annual General Meeting of Shareholders (filed on December 2 2005) (In English summary translation) （第 13 期提示株主総会招集ご通知）
		③	Announcement of Organizational and Personnel Changes at Fullcast (filed o December 21, 2005) （組織変更及び人事異動に関するお知らせ）
12/15	SN-2005-8	①	Notification Concerning the Grant of Stock Option (filed on November 22, 2005) （ストックオプションの付与に関するお知らせ）
		②	Brief Announcement of Consolidated Financial Results for the Fiscal Year Endin September 2005 (filed on November 7, 2005) （2005 年 9 月期決算短信）
		③	Extraordinary Report (filed on November 17, 2005) (In English summar translation) （臨時報告書）
		④	Announcement of Personnel Changes at Fullcast Co., Ltd. (filed on October 24 2005) （人事異動に関するお知らせ）
		⑤	Large Shareholdings Report for the share of Fullcast Technology Co., Ltd. (filed o October 24, 2005) (In English summary translation)
12/15	SN-2005-8 (Cont.)	⑥	Shifted large Shareholdings Report for the share of Asia Pacific System Researcl Co., Ltd. (filed on October 5, 2005) (In English summary translation) （変更報告書 No.1）
		⑦	Large Shareholdings Report for the share of Asia Pacific System Research Co. Ltd. (filed on October 4, 2005) (In English summary translation) （大量保有報告書）
10/7	SN-2005-7	①	Notification regarding acquisition of Shares from Asia Pacific System Research （ｱｼﾞｱﾊﾟｼﾌｨｯｸｼｽﾃﾑ総研株式会社の株式取得に関するお知らせ）

10/3	SN-2005-6	①	Notification concerning Asia Pacific System Research President anc Representative Director sKoba to Transfer Shares to Fullcast （ｱｼﾞｱﾊﾟｼﾌｨｯｸｼｽﾃﾑ総研株式会社 代表取締役木庭氏からの株式譲渡のお知らせ）
		②	Notification of Organizational and Personnel Changes at Fullcast （組織変更及び人事異動に関するお知らせ）
9/20	SN-2005-5	①	Notice of Fullcast's Consolidated Subsidiary Fullcast Technology Given Gree Light for Listing on JASDAQ （連結子会社株式会社フルキャストテクノロジーの上場承認に関するお知らせ）
9/7	－	①	YEAR－END DIVIDEND INFORMATION 期末配当基準日に関する通知（ニューヨーク銀行宛て）
8/10	SN-2005-4	①	Brief Statements of Third Quarter Financial Results (on a consolidated basis) an Forecast (including revision of forecast) （平成 17 年 9 月期　第 3 四半期財務・業績の概要（連結））
		②	Notice of Merger of Consolidated Subsidiaries （連結子会社の合併のお知らせ）
7/26	SN-2005-3	①	Notice of Gearing up for Launch of Banking Service （銀行設立に向けた準備の開始に関するお知らせ）
7/22	SN-2005-2	①	Notice of Comprehensive Business Alliance With Asia Pacific System Research （ｼﾞｱﾊﾟｼﾌｨｯｸｼｽﾃﾑ総研株式会社との包括業務提携に関するお知らせ）
6/24	SN-2005-1	①	Notice of Resolutions of the Board of Meeting regarding the interim dividen payments（中間配当決議の通知）
7/22	SN-2005-2	①	Notice of Comprehensive Business Alliance With Asia Pacific System Research （ｼﾞｱﾊﾟｼﾌｨｯｸｼｽﾃﾑ総研株式会社との包括業務提携に関するお知らせ）
6/24	SN-2005-1	①	Notice of Resolutions of the Board of Meeting regarding the interim dividen payments（中間配当決議の通知）

September 25, 2006

For Immediate Release

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

Appointment of Representative Director and Chairman

Fullcast Co., Ltd. is pleased to announce that a meeting of the Board of Directors held on September 25, 2006 resolved to appoint the following persons as Representative Director and Chairman and as a candidate for the next President.

Details

1. Changes in Officers

New title	Name	Former title
Representative Director, Chairman & President, Group Chief Executive Officer	Takehito Hirano	Representative Director, President, Group Chief Executive Officer
Operating Officer assigned to President, Chief Operating Officer	Hiroyuki Urushizaki	Operating Officer, General Manager, Group Strategy Department

* The new positions indicated above will be assumed effective October 1, 2006.

2. Reasons for the changes in officers

Given the changing business environment surrounding the human resources services industry and increasingly intense competition anticipated, we believe that further strengthening of the Group management system, including a reorganization, is essential for improving the enterprise value of Fullcast Co., Ltd. and the Fullcast Group in the future. We have consequently decided to appoint Takehiko Hirano, the current representative director and president, as representative director and chairman.

Hiroyuki Urushizaki, who will take up the post of operating officer assigned to the president, is to be appointed representative director and president at a meeting of the Board of Directors held on December 21, 2006, following a resolution on his appointment as director at the 14th Ordinary General Meeting of Shareholders to be held on the same day. At the same time, Takehiko Hirano is to be appointed representative director and chairman.

3. Profiles
As shown in the Exhibit

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Exhibit

Profiles

(As of September 25, 2006)

Name:	Takehito Hirano
Place of Birth:	Kanagawa
Education:	Kanagawa University, Batchelor of Economics
Date of Birth:	August 25, 1961

Brief history

March 1984:	Graduated from Kanagawa University
July 1989:	Established Kanagawa Shingaku Kenkyukai Co., Ltd.
September 1990:	Established Fullcast Co., Ltd., Representative Director
October 2006 (planned):	Appointed Representative Director and Chairman & President, Group Chief Executive Officer of Fullcast Co., Ltd.

Name:	Hiroyuki Urushizaki
Birthplace:	Hokkaido
Education:	Otaru University of Commerce, Batchelor of Commerce
Birth date:	October 4, 1959

Brief history

March 1984:	Graduated from Otaru University of Commerce
April 1984:	Joined Japan Recruit Center (now Recruit Co., Ltd.)
April 1998:	Finance Division Executive Manager
April 2001:	Head of Learning Division Company
April 2002:	Executive officer
April 2005:	Recruit Fellow
April 2006:	Joined Fullcast Co., Ltd. Appointed Corporate Executive Officer and the General Manager of the Group Strategy Headquarters
October 2006 (planned):	Appointed Corporate Executive Officer assigned to President and Chief Operating Officer

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September 25, 2006

For Immediate Release

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

Organizational and Personnel Changes

Fullcast Co., Ltd. is pleased to announce the following organizational and personnel changes, effective October 1, 2006.

Details

1. Organizational changes

To swiftly respond to changes in the business environment, Fullcast Co., Ltd. will make the following changes to its organization structure:

(Details of the Change)

Sales Headquarters

(1) To strengthen practicability and mobility able to swiftly respond to the needs of customer companies and promote region-based sales operations, we will dismantle East Japan Sales, West Japan Sales, and Business Planning Divisions to reorganize them into Tokyo Metropolitan Area Sales, Tokai Area Sales, and Kansai Area Sales Divisions.

(2) To improve efficiency and reinforce the management system of branch operations, we will reorganize branches under the region control system.

(3) To bolster the relationship with branches, we will transfer the Business Strategy Division to the Sales Headquarters.

Business Administration Headquarters

To adopt a division name that makes clear the operational responsibilities of the division, we will change the name of the Branch Support Division to the General Affairs Division.

Group Strategy Division

To further bolster the effectiveness of group strategies, we will replace the Group Strategy Division with a new Group Strategy Division that will report directly to the President.

2. Personnel changes

New title	Name	Former title
Representative Director and Chairman & President, Group Chief Executive Officer	Takehito Hirano	Representative Director and President, Group Chief Executive Officer
Corporate Executive Officer assigned to President, Chief Operating Officer*	Hiroyuki Urushizaki	Corporate Executive Officer, General Manager of the Group Strategy Headquarters
Director	Tsutomu Okada	Director and Corporate Executive Officer, General Manager of the Sales Headquarters, and Manager of the Business Planning Division
Director and Corporate Executive Officer, General Manager of the Business Administration Headquarters and the Human Resources Division	Yasushi Kamiguchi	Director, Corporate Executive Officer, General Manager of the Business Administration Headquarters
Corporate Executive Officer, General Manager of the Sales Headquarters	Tsuyoshi Kanno	Corporate Executive Officer Deputy General Manager and Head of the East Japan Bloc
Corporate Executive Officer, Deputy General Manager of the Sales Headquarters	Jun Teramoto	Corporate Executive Officer Head of the West Japan Bloc Sales Headquarters
Corporate Executive Officer, Deputy General Manager of the Sales Headquarters and General Manager of the Business Strategy Division	Toru Wada	Corporate Executive Officer General Manager of the Business Strategy Division
Corporate Executive Officer, General Manager of the Group Strategy Division	Futoshi Kitagawa	Corporate Executive Officer General Manager of the Human Resources Division
Corporate Executive Officer, General Manager of the Business Administration Division and the Finance & IR Division	Shingo Tsukahara	General Manager of the Business Administration Division and the Finance & IR Division
Corporate Executive Officer, General Manager of the Sales Promotion Division, Sales Headquarters	Kazuhiro Yamaguchi	General Manager of the Sales Promotion Division, Sales Headquarters
Corporate Executive Officer, General Manager of the Tokyo Metropolitan Area Sales Division, Sales Headquarters	Kaname Iwatani	East Japan Tokyo Division Director, Sales Headquarters
General Manager of the Tokai Area Sales Division, Sales Headquarters	Tsuyoshi Takase	East Japan Kanagawa Division Director, Sales Headquarters
General Manager of the Kansai Area Sales Division, Sales Headquarters	Tomohiko Yukawa	West Japan Oosaka Minami Division Director, Sales Headquarters
General Manager of the General Affairs Division, Business Administration Headquarters	Junichi Takahashi	General Manager of the Branch Support Division, Business Administration Headquarters

* Hiroyuki Urushizaki is to be appointed representative director and president at a meeting of the Board of Directors held on December 21, 2006, following a resolution on his appointment at the 14th Ordinary General Meeting of Shareholders to be held on the same day.

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